Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Greenbrook TMS Inc. (“Greenbrook” or the “Company”)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Item 2	Date of Material Change

March 23, 2023.

Item 3	News Release

A news release was issued by Greenbrook on March 24, 2023 through the facilities of PR Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On March 24, 2023, Greenbrook announced that it (i) completed a non-brokered private placement (the “Private Placement”) of common shares of the Company (the “Common Shares”) for aggregate gross proceeds of approximately US$6.25 million, and (ii) entered into amendments to its credit facility (the “Credit Facility”) with Madryn Asset Management, LP and affiliates thereof (“Madryn”), whereby Madryn has agreed to extend two additional tranches of debt financing to the Company in an aggregate principal amount of US$2.0 million (the “New Loan”).

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

On March 24, 2023, Greenbrook announced that it (i) completed a non-brokered private placement of Common Shares for aggregate gross proceeds of approximately US$6.25 million, and (ii) entered into amendments to its Credit Facility with Madryn, whereby Madryn has agreed to extend two additional tranches of debt financing to the Company in an aggregate principal amount of US$2.0 million.

Private Placement

Pursuant to the Private Placement, on March 23, 2023 an aggregate of 11,363,635 Common Shares were issued at a price of US$0.55 per share, for aggregate gross proceeds to the Company of approximately US$6.25 million. The Private Placement included investments by Madryn, together with certain of the Company’s other major shareholders, including Greybrook Health Inc. (“Greybrook Health”) and affiliates of Masters Special Situations LLC (“Masters”).

The Company intends to use the proceeds from the Private Placement to finance the Company’s previously announced ongoing restructuring plan (the “Restructuring Plan”) as well as for working capital and general corporate purposes, which may include the repayment of indebtedness. In connection with the Private Placement, all investors have received customary registration rights.

The offer and sale of the Common Shares in the Private Placement was made in the United States solely to accredited investors pursuant to the exemption from registration in reliance on a private placement exemption under Section 4(a)(2) under the United States Securities Act of 1933, as amended and in Canada pursuant to and in compliance with exemptions from the prospectus requirements of applicable Canadian securities laws.

As part of the Private Placement, Greybrook Health, an insider of Greenbrook, purchased 2,272,727 Common Shares. The participation of Greybrook Health in the Private Placement constitutes a “related party transaction” (as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)) for Greenbrook. Greenbrook has relied on the exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company’s market capitalization. Additionally, the Company is exempt from the minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company’s market capitalization.

Madryn Debt Financing

Madryn agreed to extend two additional tranches of the New Loan to the Company, each in the amount of US$1.0 million, representing an aggregate principal amount of US$2.0 million. US$1.0 million of the New Loan was funded prior to closing of the Private Placement, and the balance was funded on March 24, 2023. The terms and conditions of the New Loan are consistent with the terms and conditions of the Company’s existing aggregate US$59.0 million loan under the Credit Facility (the “Existing Loan” and together with the New Loan, the “Madryn Loan”) in all material respects.

The New Loan also provides Madryn with the option to convert up to approximately US$182,000 of the outstanding principal amount of the New Loan into Common Shares at a conversion price per share equal to US$1.90 (the “Conversion Price”), subject to customary anti-dilution adjustments. This conversion feature corresponds to the conversion provisions for the Existing Loan, which provide Madryn with the option to convert up to approximately US$5.4 million of the outstanding principal amount of the Existing Loan into Common Shares at the Conversion Price. After giving effect to the New Loan, an aggregate of approximately US$5.6 million of the Madryn Loan is convertible into Common Shares at the Conversion Price.

Following completion of the Private Placement and the New Loan, and in conjunction with anticipated cost savings from the Restructuring Plan, the Company intends to continue to explore additional options to enhance and strengthen its liquidity position and enable the Company to meet its cash requirements.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact William Leonard, President and Chief Executive Officer, at (855) 797-4867.

Item 9	Date of Report

March 27, 2023.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including statements with respect to the Private Placement, the New Loan and the anticipated use of proceeds therefrom, as well as statements regarding the Company’s liquidity and ability to meet its cash requirements, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support our operating activities and fund our cash obligations, repay our indebtedness and satisfy our working capital needs; inability to satisfy debt covenants under our Credit Facility and the potential acceleration of indebtedness; the possible failure to complete the Restructuring Plan on terms acceptable to us or our suppliers (including Neuronetics Inc.), or at all; risks relating to our ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; risks relating to our dependence on Neuronetics Inc. as our exclusive supplier of TMS devices; and the other factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.